Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

Northern Oil and Gas, Inc.

	Year Ended December 31,					Six Months Ended June 30, 2018
	2013	2014	2015	2016	2017
Earnings (Deficit) Before Income Taxes	$84,834,650	$263,112,945	$(1,177,778,745)	$(294,895,887)	$(10,763,788)	$(93,581,601)
Add:
Fixed Charges	38,688,300	46,517,384	59,869,939	64,854,615	70,450,324	45,591,817
Subtract:
Capitalized Interest	5,976,981	4,409,544	1,506,172	356,196	147,775	73,235
Total Earnings (Deficit) Before Fixed Charges	117,545,969	305,220,785	(1,119,414,978)	(230,397,468)	59,538,761	(48,063,019)
Fixed Charges
Interest Expense	32,709,056	42,105,676	58,360,387	64,485,623	70,286,341	45,510,134
Capitalized Interest	5,976,981	4,409,544	1,506,172	356,196	147,775	73,235
Estimated Interest Component of Rent	2,263	2,164	3,380	12,796	16,208	8,448
Total Fixed Charges	38,688,300	46,517,384	59,869,939	64,854,615	70,450,324	45,591,817
Ratio of Earnings (Deficit) to Fixed Charges(1)	3.0x	6.6x	(18.7)x(2)	(3.6)x(2)	0.9x(2)	(1.1)x(3)
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(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(2)
Earnings were insufficient to cover fix charges by approximately $10.9 million for the year ended December 31, 2017. Earnings were insufficient to cover fixed charges by approximately $295.3 million and $1,179.3 million for the years ended December 31, 2016 and 2015, respectively, due primarily to a non-cash impairment charge.

(3)	Earnings were insufficient to cover fix charges by approximately $93.7 million for the six months ended June 30, 2018 due primarily to a non-cash loss on the extinguishment of debt.